PT INDONESIAN SATELLITE CORPORATION Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indonesian Satellite Corporation Tbk., abbreviated as PT Indosat Tbk. (hereinafter referred to as the “Company”), that the Company’s Annual General Meeting of Shareholders (“AGMS”) which was held on Tuesday, 22 June 2004 at the Auditorium  of  Indosat Building, 4th Floor, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, has decided the following resolutions:

1.

First agenda:

a.

Approved the Annual Report of the Company for the financial year ended December 31, 2003.

b.

Ratified the Financial Statements of the Company for the financial year ended December 31, 2003.

c.

Approved the acquittal and discharge of the Board of Commissioners from their responsibilities on the supervisory actions on the implementation of the Board of Director’s tasks and the Board of Directors from their responsibilities on the management actions, to the extent that their actions are reflected in the Financial Statements of the Company for the financial year ended December 31, 2003 on the basis that such actions do not conflict with or violate the prevailing laws and regulations.

2.

Second agenda:

a.

Determined the allocation of net profit for the financial year ended 2003 with the following composition:

•

51% of the Company’s net profit will be allocated for re-investment and working capital;

•

1% of the Company’s net profit will be allocated for reserve fund;

•

48% of the Company’s net profit will be distributed as dividend or equivalent with Rp. 145.55 per share.

b.

Determined the dividend distributed to the Shareholders of the Company whose name are recorded in the Shareholders Register of the Company as of July 16, 2004 at 4.00 p.m West Indonesian Time which will be paid in one tranche on July 29, 2004 in the amount of Rp. 145.55  per share with due observance to the prevailing capital market regulation and Stock Exchanges where the Company’s shares are listed.

Payment of dividend to the Government of the Republic of Indonesia will be determined by the Board of Directors in accordance with the prevailing laws and regulations.

c.

Authorized the Board of Directors of the Company with the right of substitution to effect payment of the dividend in accordance with the above arrangement.

3.

Third agenda:

a.

Approved the annual remuneration of the Board of Commissioners including honorarium, incentives, other facilities and allowances for income tax or otherwise, including the severance payment on the end/termination of service, job security insurance, and any other payment of up to Rp. 1,386,713,199  for the President Commissioner and up to Rp. 1,287,031,531  for each Commissioner, inclusive of income tax; or such pro-rated amount if the President Commissioner or any Commissioner should be in office for a part and not the whole of 2004.

b.

Approved year 2003 bonus for the President Commissioner amounting to Rp. 640,913,758 and for each Commissioner amounting to Rp. 575,543,499,  inclusive of income tax.

4.

Fourth agenda:

a.

Approved the appointment of Public Accounting Firm Prasetio, Sarwoko & Sandjaja, member of Ernst & Young Global as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2004, and to delegate the authority to the Board of Commissioners to determine the terms and conditions of such an appointment.

b.

Delegated the authority to the Board of Commissioners to appoint a replacement of the Company’s independent auditor and to determine the terms and conditions of the appointment, if such independent auditor cannot fulfill the terms and conditions of its appointment or cannot implement its tasks for any reason whatsoever.

5.

Fifth agenda:

a.

Approved the exercise price for the Second Phase of the Employee Stock Option Program (ESOP) based on the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement the AGMS, based on Rule 1A of the Securities Listing Rule, attachment of the Circular Letter of the Board of Directors of the Jakarta Stock Exchange No. Kep-339/BEJ/07-2001, dated 20 July 2001, with 10 percent discount and therefore, the exercise price of the Second Phase of the ESOP is concluded to be in the amount of the             Rp. 3,702.6 per share.

b.

Determined the terminated option and un-utilized reserved option from the First Phase of the ESOP to be re-allocated for distribution in Second Phase of the ESOP, with due consideration to the distribution date of the Second Phase of the ESOP.

6.

Sixth agenda:

a.

Discharged the Board of Commissioners for the period of 2001-2004 with appreciation and gratitude and appoint the following to become the members of the Board of Commissioners for the period of 2004-2008 as follows:

Board of Commissioners:

(i)

Peter Seah Lim Huat as President Commissioner

(ii)

Lee Theng Kiat as Commissioner

(iii)

Sio Tat Hiang as Commissioner

(iv)

Sum Soon Lim as Commissioner

(v)

Roes Aryawijaya as Commissioner

(vi)

Umar Rusdi as Commissioner

(vii)

Lim Ah Doo as Independent Commissioner

(viii)

Eva Riyanti Hutapea as Independent Commissioner

(ix)

Mohamad Ikhsan as Independent Commissioner

b.

Appointed Mr Raymond Tan Kim Meng as the Operation and Quality Improvement Director of the Company to become the new member of the Board of Directors for the period until the Annual General Meeting of Shareholders in the year 2005.

Discharged and appointed the members of the Board of Commissioners and the Board of Directors in effect immediately after closing of the AGMS. Therefore, the composition of the Company’s Board of Commissioners as of the closing of this AGMS until the closing of the Annual General Meeting of Shareholders in the year 2008 and the composition of the Company’s Board of Directors as of the closing of this AGMS until the closing of the Annual General Meeting of Shareholders in the year 2005 are as follows:

The Board of Commissioners:

(i)

Peter Seah Lim Huat as President Commissioner

(ii)

Lee Theng Kiat as Commissioner

(iii)

Sio Tat Hiang as Commissioner

(iv)

Sum Soon Lim as Commissioner

(v)

Roes Aryawijaya as Commissioner

(vi)

Umar Rusdi as Commissioner

(vii)

Lim Ah Doo as Independent Commissioner

(viii)

Eva Riyanti Hutapea as Independent Commissioner

(ix)

Mohamad Ikhsan as Independent Commissioner

The Board of Directors:

(i)

Widya Purnama as President Director

(ii)

Ng Eng Ho, Deputy President Director

(iii)       Wityasmoro Sih  Handayanto, Business Development Director

(iv)

Hasnul Suhaimi, Cellular Marketing Director

(v)

Wahyu Wijayadi, Fixed Telecommunication and MIDI Director

(vi)

Nicholas Tan Kok Peng, Finance Director

(vii)

Sutrisman, Corporate Services Director

(viii)

Raymond Tan Kim Meng, Operation and Quality Improvement Director

c.    Appointed and granted an authority with the right of substitution to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited, to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and or submit a report/notification to the minister of Justice and Human Rights of the Republic of Indonesia or any other related authorized institutions, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of Company’s AGMS resolution and, moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended December 31, 2003 in amount of Rp. 145.55 per share with nominal value of Rp.100 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 04.00 p.m. Western Indonesian Time on July 16, 2004.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT KSEI Collective Custody as of 04.00 p.m. Western Indonesian Time on July  16, 2004.

1.

The basis for inclusion in the Company Shareholders Register or the Account Holder List are all the shares trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for:

Cash dividend for the year 2003		Rp. 145.55 per share
Cum Dividend	Regular Market and Negotiated Market	July 13, 2004
	Cash Market	July 16, 2004
Ex Dividend	Regular Market and Negotiated Market	July 14, 2004
	Cash Market	July 19, 2004
Recording Date		July 16, 2004
Dividend Payment		July 29, 2004

1.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is July 16, 2004, at 04.00 p.m. Western Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk and other Custodian Banks authorized by the Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 16, 2004 at 04.00 p.m. Western Indonesian Time, at the Shares Administration Bureau PT EDI or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through Surat Pemberitahuan Pembayaran Dividen (“SPPD”) or “Dividend Payment Notice” starting on July 29, 2004 and will be sent via mail to the shareholders’ address as registered in the Company‘s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

1.

Shareholders whose shares have not been electronically registered into the Collective Custody of PT KSEI wishing to have their dividend payments transferred to their bank accounts shall submit a written request, such request must be received by July 17, 2004, at 04.00 p.m. Western Indonesian Time by the Company’s Shares Administration Bureau PT EDI Indonesia, at Wisma SMR, 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350.Telp. (021) 651 5130, Fax. (021) 651 5131; e-mail:bae@edi-indonesia.co.id.

2.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

                                                                                            Jakarta, June 23, 2004

                                                                                                 PT INDOSAT Tbk

                                                                                            The Board of Directors